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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2003

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F   X                    Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes ___  No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

     This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.

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


                                  ATTUNITY LTD



6-K Items

1. Attunity Ltd Press Release re NASDAQ Extends Compliance Period Under Marketplace Rule 4450a5 dated March 19, 2003.

2. Attunity Ltd Press Release re Attunity Launches Seminar Series with Microsoft on E-Business Integration for IBM AS/400 Systems dated March 24, 2003.

                                                                          Item 1

                                                                Source: Attunity
Press Release

NASDAQ Extends Compliance Period Under Marketplace Rule 4450a5

Wednesday March 19, 5:17 pm ET

WAKEFIELD, Mass.--(BUSINESS WIRE)--March 19, 2003--Attunity Ltd. (NASDAQ: ATTU -
News), a leading provider of standards-based integration middleware for accessing mainframe, enterprise data sources and legacy applications, today announced it has received notification from NASDAQ that the compliance period in accordance with Marketplace Rule 4450(a)(5) has been extended from 90 calendar days to 180 calendar days.

On February 13, 2003, Attunity was advised by NASDAQ that it has fallen below NASDAQ's continued listing standard relating to minimum share price since the closing bid price for company's shares has closed below the minimum of $1.00 for 30 consecutive trading days. On March 11, 2003, the Securities and Exchange Commission declared effective NASDAQ's rule filing which extends the compliance period from 90 calendar days to 180 calendar days. Attunity now has until August 12, 2003 to meet the NASDAQ continued listing standard of a minimum bid price of $1.00 for 10 consecutive days. At such time, if it is unable to comply with such standard, the company may transfer its securities to the NASDAQ SmallCap Market. The company is currently evaluating its alternatives with regard to complying with this standard.

"Attunity has delivered sequential growth throughout the last year both in revenue and pro forma net income. We have been working aggressively and remain confident that in the near future our market valuation will more accurately reflect the promising future for Attunity," said Arie Gonen, chairman of Attunity

About Attunity Ltd.

Attunity(TM) is a leading provider of eBusiness solutions that deliver dynamic business process, application and data integration within and across enterprises. Attunity gives organizations the power to leverage their IT investments by automating and managing business processes within the enterprise and with partners, suppliers and customers over the Internet. The company's portfolio of software and services work in concert. Its eBusiness Integration Suite utilizes the standards-based technologies of Attunity Connect(TM) and Attunity BPI(TM) to insure rapid ROI while maintaining business agility for the future.

Attunity delivers production-proven software and services to more than 1,000 companies worldwide and has strategic alliances with Oracle, HP, and other world-class partners. Attunity products are available through direct sales and support offices in the United States, Israel, the United Kingdom, France, the People's Republic of China, and Australia, as well as distributors in Japan, S.E. Asia, Europe and Latin America. For more information, visit www.attunity.com or send email to info@attunity.com.

Copyright (C) 2003 Attunity Ltd. All rights reserved.

Attunity, the Attunity logo, Application Adapter Framework, Attunity AAF, Attunity Connect and Web Services Process Integration are trademarks of Attunity Ltd. All other marks are the property of their respective owners.

o(Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors, including but not limited to risks and product technology development, market acceptance of the products and continuing product demand, the impact of competitive products and pricing, changing economic conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the company's most recent annual report and other filings with the Securities and Exchange Commission.)

__________________
Contact:

     Attunity
     Dan Potter, 781/213-5204
     dpotter@attunity.com

                                                                          Item 2

                                                           Source: Attunity Ltd.

Press Release

Attunity Launches Seminar Series with Microsoft on E-Business Integration for IBM AS/400 Systems

Monday March 24, 5:15 pm ET

The Combination of Microsoft BizTalk Server and Attunity Connect Provides a Turnkey Solution for AS/400 Integration

WAKEFIELD, Mass.--(BUSINESS WIRE)--March 24, 2003-- Attunity Ltd.
(NASDAQ: ATTU - News), a leading provider of standards-based integration middleware for accessing mainframe, enterprise data sources and legacy applications, today announced a nationwide seminar series with Microsoft Corp. on today's leading enterprise technologies for integrating IBM AS/400 systems in the extended enterprise, utilizing Microsoft BizTalk Server and Attunity Connect.

Microsoft BizTalk Server, an integration platform with over 2,000 customers worldwide, offers a productive and cost-effective platform for enterprise integration and business process orchestration. Attunity Connect is a widely used adapter for legacy integration offering a robust and reliable integration middleware for AS/400. The combined Microsoft and Attunity offering provides a complete solution for integrating AS/400 data (DB2) and legacy applications (RPG, COBOL, C).

"Attunity's adapters for BizTalk Server provide an effective solution for bidirectional integration of RPG, COBOL and other 3GL programs," said Eric Swift, group product manager for the E-Business Servers at Microsoft Corp. "A large number of organizations are looking at how to get the most out of their legacy systems by utilizing an integration solution, such as BizTalk Server. This seminar series will help educate them about the products Microsoft and Attunity offer, which are both cost-effective and flexible."

The first seminars in the series will take place in New England in the following schedules (click to register):

    --  May 5th, 8-12 EST, Waltham MA
    --  May 15th, 8-12 EST, Farmington CT

"There are thousands of AS/400 enterprises that have homegrown and highly customized packaged applications such as J.D. Edwards," said Dan Potter, Vice President of Marketing at Attunity. "Attunity and Microsoft have solved such integration challenges with AS/400 customers and the seminar series will show other enterprises how to leverage this proven integration solution and maximize the return on their existing investments."

"Our evaluation of Attunity has shown that the adapters are robust and work seamlessly with BizTalk Server. We have chosen Attunity for integrating our RPG programs and DB2 data with BizTalk Server," said Vince Biddlecombe, VP IS Architecture, RUAN Transportation.

About Attunity Ltd.

Attunity(TM) is a leading provider of standards-based integration middleware for accessing mainframe, enterprise data sources and legacy applications.

Founded in 1987 and traded on the NASDAQ exchange, Attunity's worldwide operations support over 1,000 direct end-users including many of the Fortune 1000. Through distribution and OEM agreements with global-class partners such as Oracle and HP, Attunity-based solutions are deployed on tens of thousands of systems worldwide.

The Attunity Connect product family provides standards-based access to over 35 data sources on 20 different computing platforms. Attunity Connect adapters reside natively on each target platform and provide enterprise-class integration capabilities such as real-time read/write access, distributed transaction management, heterogeneous joins between relational and non-relational data sources, and optimized query execution. Attunity Connect makes legacy systems accessible through SQL and XML based interfaces including JDBC, ODBC, JCA, COM and SOAP.

Attunity's products are available through direct sales and support offices in the United States, the United Kingdom, France, Israel, the People's Republic of China, and Australia, as well as distributors in Japan, S.E. Asia, Europe and Latin America. For more information, visit www.attunity.com or email info@attunity.com.

Copyright (C) 2002 Attunity Ltd. All rights reserved.


Attunity, the Attunity logo, Application Adapter Framework, Attunity AAF, Attunity Connect and Web Services Process Integration are trademarks of Attunity Ltd. All other marks are the property of their respective owners.

o (Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors, including but not limited to risks and product technology development, market acceptance of the products and continuing product demand, the impact of competitive products and pricing, changing economic conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the company's most recent annual report and other filings with the Securities and Exchange Commission.)

______________
Contact:

     Attunity
     Dan Potter, 781/213-5204
     dpotter@attunity.com

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                    ATTUNITY LTD
                                                    ------------
                                                    (Registrant)



                                                     By: /s/Arie Gonen
                                                         -------------
                                                         Chairman

Date: March 26, 2003